UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule 14F-1

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

W TECHNOLOGIES, INC.

(Exact name of registrant as specified in its corporate charter)

Commission File No.: 000-24520

Delaware	04-3021770
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

9440 Santa Monica Blvd., Suite 301, Beverly Hills CA, 90210

(Address of principal executive offices)

(424) 522-9977

(Registrant’s telephone number, including area code)

Approximate Date of Mailing: June 30, 2021

W Technologies, Inc.

9440 Santa Monica Blvd., Suite 301,

Beverly Hills CA 90210

INFORMATION STATEMENT

PURSUANT TO SECTION 14(f) OF THE

SECURITIES EXCHANGE ACT OF 1934

AND RULE 14f-1 THEREUNDER

THIS INFORMATION STATEMENT IS BEING PROVIDED SOLELY FOR INFORMATIONAL PURPOSES AND NOT IN CONNECTION WITH ANY VOTE OF THE STOCKHOLDERS OF W TECHNOLOGIES, INC.

WE ARE NOT ASKING YOU FOR A PROXY AND YOU ARE NOT BEING REQUESTED TO SEND US A PROXY.

Schedule 14F-1

INTRODUCTION

You are urged to read this Information Statement carefully and in its entirety. However, you are not required to take any action in connection with this Information Statement. Unless the context otherwise requires, references throughout this Information Statement to “the Company,” “we,” “our” and “us” refer to W Technologies, Inc.

This Information Statement is being mailed on or about June 30, 2021 to the holders of record at the close of business on June 14, 2021 (the “Record Date”) of outstanding shares of common stock, $0.0001 par value per share (the “Common Stock”), of the Company, the outstanding shares of Series A Preferred Stock, $0.0001 par value, Series E Preferred Stock, $0.0001 par value, and Series F Preferred Stock, 1,000,000 $0.0001 par value in accordance with the requirements of Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Rule 14f-1 promulgated thereunder, in connection with an anticipated change in a majority of the members of our Board of Directors (the “Board”) other than by a meeting of stockholders. Section 14(f) of the Exchange Act and Rule 14f-1 requires the mailing to our stockholders of record the information set forth in this Information Statement at least 10 days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders). Accordingly, the change in a majority of our directors pursuant to the transaction described below will not occur until at least 10 days following the mailing of this Information Statement.

On June 15, 2021, (the “Effective Date”), the Company entered into a share exchange agreement (the “Share Exchange Agreement”) with (i) KryptoBank Co., Inc., a Delaware corporation (“KryptoBank”), (ii) each of the shareholders of KryptoBank (the “KryptoBank Shareholders”) and (iii) Aleksandr Rubin as the representative of the KryptoBank Shareholders (the “Shareholders’ Representative”).

Pursuant to the Share Exchange Agreement, at or prior to the closing (the “Closing”) of the transactions set forth therein (the “Transactions”), the Company agreed to acquire from the stockholders of KryptoBank all of the shares of common stock, par value $0.0001 per share, of KryptoBank (the “KryptoBank Stock”) held by the KryptoBank Stockholders in exchange for the issuance by the Company to the KryptoBank Stockholders of shares of the Company’s Common Stock) representing 90% of the issued and outstanding shares of Company Common Stock (the “Exchange”).

We expect that the Closing will occur approximately 10 days after this Information Statement is filed and disseminated. A complete description of the terms of the Share Exchange Agreement is contained in our Current Report on Form 8-K filed on June 21, 2021, the description of which contained therein is incorporated by reference.

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER IN CONNECTION WITH THE APPOINTMENT OF DIRECTOR DESIGNEES TO THE BOARD. NO ACTION IS REQUIRED BY OUR STOCKHOLDERS IN CONNECTION WITH THE RESIGNATION AND APPOINTMENT OF ANY DIRECTOR.

CHANGE OF CONTROL

AND

CHANGES TO THE BOARD OF DIRECTORS AND EXECUTIVE OFFICERS

Following the consummation of the Exchange, the shareholders of KryptoBank will own 233,474,961 shares of Common Stock, or 90% of the Company’s outstanding voting securities as of the Record Date, resulting in a change in control of the Company. Of the 233,474,961 shares that will held by shareholders of KryptoBank after the Exchange, 51.2% will be held by Balance Labs, Inc., a company primarily owned by Michael D. Farkas, and 24.4% will be held by Lyons Capital, LLC, a company controlled by Jason Lyons.

The parties also agreed that, effective at the Closing, the Company’s board of directors (the “Board”) will take such actions as required to:

(i)	expand the size of the Board to be comprised of a number of persons as determined by KryptoBank and thereafter to name persons directed by KryptoBank as directors on the Board; and
(ii)

name persons as directed by KryptoBank as the Chief Executive Officer and as other officers of the Company as directed by KryptoBank, and to remove any officers of the Company currently holding such positions.

Effective as of the Closing, all officers and directors of the Company immediately prior to the appointments and elections described above (currently, Mikael Lundgren, the Company’s sole executive officer and director) will immediately resign from all positions director and officer of the Company.

As a result, we expect that our Board and all officer positions will be comprised solely of new officers and directors following the Closing.

Other than the transactions described above, the Company knows of no arrangements which may result in a change in control of the Company.

No action is required by our stockholders in connection with this Information Statement. However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder require the mailing to our stockholders of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of our directors occurs (otherwise than at a meeting of our stockholders).

VOTING SECURITIES

The Company has 10,000,000,000 authorized shares of Common Stock of which approximately 3,955,016 shares were outstanding as of the Record Date and 50,000,000 authorized shares of preferred stock, $0.0001 par value per share, of which (i) 120,000 shares have been designated as Series A Convertible Preferred Stock, 120,000 shares of which were outstanding as of the Record Date; (ii) 25,000,000 shares have been designated as Series E Convertible Preferred Stock, 25,000,000 of which were outstanding as of the Record Date and 1,000,000 have been designated as Series F Convertible Preferred Stock, 1,000,000 of which were outstanding as of the Record Date.

Each share of Common Stock entitles the holder thereof to one vote on each matter which may come before a meeting of the stockholders. Shares of Series A Convertible Preferred Stock entitle their holders to one vote per share of Series A Convertible Preferred Stock, and Series A Preferred Stockholders vote together with the holders of the Common Stock. Shares of Series E Convertible Preferred Stock have sixty (60) votes per share, and vote together with the holders of the Common Stock. Each share of Series E Convertible Preferred Stock is convertible into Common Stock on a one-for-one basis. Shares of Series F Convertible Preferred Stock have a number of votes equal to the number of shares of Common Stock of the Company into which such share of Series F Convertible Preferred Stock is then convertible and votes together with the Common Stock, or any class thereof, as applicable, on such matter for as long as the share of Series F Convertible Preferred Stock is issued and outstanding. The Series F Convertible Preferred Stock is not entitled to vote on any matter on which solely another class of preferred stock is entitled to vote as a separate class. Each share of Series F Convertible Preferred Stock is convertible into 200 shares of Common Stock at the election of the holder.

A complete description of the rights and preferences of the Series A, E, and F Convertible Preferred Stock is contained in the Company’s Certificate of Incorporation, included as Exhibit 3.1 to the Company’s Form 10 registration statement filed December 18, 2020. On June 17, 2021, the Company filed a Certificate of Withdrawal for the Series A Convertible Preferred Stock, which, as of the date of this Information Statement, is no longer an authorized class of stock of the Company. In addition, prior to the Closing, the Company agreed to convert all outstanding shares of Series F Convertible Preferred Stock into 7,678,732 shares of Common Stock, so there are no outstanding shares of Series F Series F Convertible Preferred Stock of the Company, and to file a Certificate of Withdrawal for the Series F Convertible Preferred Stock, such that the Company has no classes of stock authorized, issued or outstanding other than the Company Common Stock. Unless otherwise indicated, the address for each executive officer, director and stockholder listed is: c/o W Technologies, Inc. 9440 Santa Monica Blvd., Suite 301, Beverly Hills CA.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following tables set forth information on the beneficial ownership of our voting securities as of the Record Date based on the current beneficial ownership of our voting securities by the individuals who are our executive officers and directors and greater than 5% stockholders before and after the Closing. Beneficial ownership is determined according to rules of the SEC governing the determination of beneficial ownership of securities. A person is deemed to be a beneficial owner of any securities for which that person has a right to acquire beneficial ownership within 60 days.

Beneficial Ownership Immediately Before the Closing:

Name and Address of Beneficial Owner	Positions with the Company	Title of Class	Amount and Nature of Beneficial Ownership		Percent of Class (1)
Officers and Directors
Mikael Lundgren	Chief Executive Officer, Chief Financial Officer, President, Director	Common Stock	0		0%

All executive officers and directors as a group (1 person)		Common Stock	0		0%
5% or more Shareholders
Charles Flynn c/o Mid Atlantic Capital Associates, Inc. 405 Kings Road London U.K. SW100BB		Common Stock	200,000,000	(2)	98.4%

Daniel Belanger 14-4625 Grand Blvd. Montreal, QC Canada H4B 271		Common Stock	550,000		16.4%

Fotis Andrianakos 449 Lake Shore Rd. Baconsfield, OC H9W 4J4 Canada		Common Stock	237,931		7.1%

Arkea Direct Bank Options/Equities Omnibus Account 100 Boulevard du Souverain 1170 Bruxelles		Common Stock	225,001		6.7%

Triad Residential Trust 449 Lakeshore Rd. Beaconsfield, OC H9W 4J4		Common Stock	200,000		6.0%

B. R. Rodriguez-Grullon 665 Rue Sabrina Laval, OC H7R 0B1		Common Stock	185,133		5.5%

1.	Based on 3,355,016 shares of Common Stock outstanding on June 14, 2021.

2.

Represents 200,000,000 shares of Common Stock which Mid Atlantic Capital Associates, Inc. (“MACA”) has the right to acquire upon conversion of 1,000,000 shares of Series F Convertible Preferred Stock (the “Series F Stock”) held by MACA. Mr. Flynn is the sole owner of MACA. Each share of the Series F Stock is convertible into 200 shares of Common stock, Subject to customary adjustments for stock splits, etc., and has a number of votes equal to the number of shares of Common Stock into which it is convertible, voting with the Common Stock together as one class, which currently results in all 1,000,000 shares of Series F Stock having 200 million votes.

3.

As of the date of this Information Statement, MACA does not hold any shares of Common Stock. The percent of class reflects the percentage of shares of Common Stock that MACA would hold if all 1,000,000 shares of Series F Stock were converted into 200,000,000 shares of Common Stock. If MACA exercised its right to convert its 1,000,000 shares of Series F Stock and 200,000,000 shares of Common Stock were issued to MACA, resulting in 203,355,016 shares of Common Stock outstanding, MACA would hold 98.4% of the then-outstanding Common Stock.

Beneficial Ownership Immediately After the Closing:

Name and Address of Beneficial Owner	Positions with the Company	Title of Class	Amount and Nature of Beneficial Ownership (1)	Percent of Class (2)
Officers and Directors
Meir Wexler, 9440 Santa Monica Blvd., Suite 301, Beverly Hills CA	Chief Investment Officer, Director	Common Stock	0	0%

Aleksandr Rubin, 9440 Santa Monica Blvd., Suite 301, Beverly Hills CA	Director	Common Stock	0	0%

All current directors and officers as a group (2 persons)		Common Stock	0	0%
5% or more Shareholders
Balance Labs, Inc. (3)		Common Stock	119,584,736	46.10%

Lyons Capital, LLC (4)		Common Stock	56,945,112	21.95%

1.

Beneficial ownership is determined in accordance with the rules of the SEC and generally includes voting or investment power with respect to securities. Pursuant to Rules 13d-3 and 13d-5 of the Exchange Act, beneficial ownership includes any shares as to which a stockholder has sole or shared voting power or investment power, and also any shares which the stockholder has the right to acquire within 60 days, including upon exercise of common shares purchase options or warrants.

2.	Based on an estimated 259,416,623 shares of the Company’s Common Stock issued and outstanding as of the Closing of the Share Exchange Agreement.

3.

Represents shares held by Balance Labs, Inc. Michael D. Farkas is the beneficial holder of approximately 88% of the issued and outstanding capital stock of Balance Labs, Inc, holding 12,000,000, 1,400 and 7,062,300 shares of common stock of Balance Labs, Inc. through Balance Holdings, LLC, Shilo Security Solutions, Inc, and Shilo Holding Group LLC, respectively, as of March 31, 2021.

4.	Represents shares held by Lyons Capital, LLC. Jason Lyons is the Chief Executive Officer of Lyons Capital LLC, and has voting and dispositive power over the shares held by the entity.

DIRECTORS AND EXECUTIVE OFFICERS

Directors and Executive Officers prior to the Closing

The following paragraphs provide information as of the date of this Information Statement about each of our current directors and executive officers. There are no family relationships between any of the directors and executive officers listed. In addition, there was no arrangement or understanding between any executive officer and any other person pursuant to which any person was selected an executive officer.

Name	Age	Position with the Company	Year First Became a Director
Mikael Lundgren (1)	48	Chief Executive Officer, Chief Financial Officer, President, Director	2019

1.

No compensation has been paid to date to Mr. Lundgren and the Company has not entered into a compensation agreement with Mr. Lundgren. As compensation for Mr. Lundgren’s services as Chief Executive Officer, we are accruing annual compensation of $120,000 as of March 1, 2020 at a rate of $10,000 per month.

The biography of the Mr. Lundgren is set forth below:

Mikael Lundgren. Since February 2020, Mr. Lundgren has served as our Chief Executive Officer and sole director. Prior to that time, Mr. Lundgren provided consulting services. In addition, Mr. Lundgren has served as an advisor to Royal Deals Abu Dhabi since 2016. Since March 2020, he has also served as a director at United Hunter Oil and Gas, a company focused on the exploration and production of oil. Since February 2018, Mr. Lundgren has served as Chief Financial Officer and a director of Universal Resources. On October 17, 2019, the SEC entered an order revoking registration of Universal Resources’ securities registered pursuant to Section 12 of the Exchange Act, effective October 18, 2019. Universal Resources is currently dormant. From 2017 to 2018, Mr. Lundgren served as Chief Operating Officer of Broadside Enterprises, Inc. Mr. Lundgren graduated from Lund University with an LLM.

Our directors are elected to serve until the next annual meeting of shareholders and until their respective successors will have been elected and will have qualified. Officers are not elected for a fixed term of office but hold office until their successors have been elected. Our sole director is not a party to any arrangement or understanding pursuant to which he was or is to be elected as a director.

Mr. Lundgren has not been involved in any negative legal proceedings as enumerated in Item 401(f) of Regulation S-K either in the past 10 years.

Directors and Executive Officers after the Closing

The following paragraphs provide information as of the date of this report about each of our anticipated directors and executive officers after the Closing, subject to the discretion of KryptoBank. There are no family relationships between any of the directors and executive officers listed below.

Name	Age	Positions
Meir Wexler	40	Chief Investment Officer, Director
Aleksandr Rubin	43	Director

Meir Wexler. KryptoBank intends for Meir Wexler to serve as the Company’s Chief Investment Officer and Director effective as of the Closing. In June 2016, Mr. Wexler founded D2B, LLC, a boutique advisory firm that assisted start-ups in the blockchain space, where he served as the company’s Chief Executive Officer until January 2021. In this position, Mr. Wexler helped companies with their initial coin offerings through pitch-deck creation, whitepaper formation, marketing and tokenomics. He also became a crypto-analyst, doing deep dives and due diligence work on companies issuing tokens either as ICO’s (initial coin offerings) or IDO’s (initial decentralized exchange offerings.

Within the crypto-asset space, Mr. Wexler is currently involved in DeFi (decentralized finance) including bridges and wrapped tokens for cross-chain finance, which entails working primarily with companies whose platforms and wallets have the ability to be used for staking, lending, borrowing and yield farming. In addition to his position at D2B, LLC, Mr. Wexler is also an advisor to several companies. In this role, he connects companies to specific resources within the blockchain space. These companies include Intercoin, Geojam, Pilates Metrics and Cafe Joe USA, which in 2018 was an early-adopter in accepting crypto-assets for goods purchased. Mr. Wexler was an early investor in several crypto-assets including Binance Coin (BNB), Cardano, (ADA), Chainlink (LINK), Polygon (MATIC), Eos (EOS), Xrp (XRP), Decentraland (MANA), Basic Attention Token (BAT), DigiByte (DGB), Swarm (SWM), Neo (NEO), Ox (ZRX), Bitrue (BTR), KuCoin (KCS), Icon (ICX), Monaco (MCO), Hyprr (UDOO) and Bumper (BUMP).

He earned Bachelors and Masters Degrees in Analytical Thinking and Reasoning from Ner Israel Rabbinical College. He also holds a Masters of Science in Education from Johns Hopkins University.

Aleksandr Rubin. KryptoBank intends for Aleksandr Rubin to serve as a Director of the Company effective as of the Closing. Aleksandr has over 15 years of experience in investment banking, private equity, leveraged finance, investment management and consulting for middle market companies. Since 2018, Aleksandr has served as the Managing Director of Fort Lawton Capital LLC, a boutique private equity firm focused primarily on originating investment opportunities and supporting relationships with middle market intermediaries where he has advised on deal originations, capital deployment, deal structuring and portfolio monitoring. Prior to joining Fort Lawton, Aleksandr was a Partner at Glenwood Capital, a merchant banking firm specializing in the corporate finance requirements of closely-held, middle market companies. Before joining Glenwood in 2005, he was an Associate at Broadband Capital Management. There, he worked with issuers and financial sponsors on a variety of transactions, including mergers, acquisitions, PIPEs, buyouts and public offerings. Earlier in his career, Aleksandr was a founding member of a technology consulting firm, where he developed and managed the implementation of enterprise systems. Since December 2019, Aleksandr has been consulting on an independent basis in various capacities for companies in the cryptocurrency space, assisting in negotiations for over $30 million in various transactions (debt and equity) into listed cryptocurrency companies.

CORPORATE GOVERNANCE

Committees of the Board of Directors

Our Common Stock is quoted on the OTC Pink tier of the OTC Markets Group under the symbol “WTCG.” The OTC Markets Groups does not have any requirements for establishing any committees. For this reason, we have not established any committees. All functions of an audit committee, nominating committee and compensation committee are and have been performed by our Board.

Our Board believes that, considering our size, decisions relating to director nominations can be made on a case-by-case basis by all members of the Board without the formality of a nominating committee or a nominating committee charter. To date, we have not engaged third parties to identify or evaluate or assist in identifying potential nominees, although we reserve the right to do so in the future.

Director Independence

The Company is not listed on any exchange that requires director independence requirements, or any exchange at all at this time. We have not established our own definition for determining whether our director and nominees for directors are “independent” nor have we adopted any other standard of independence employed by any national securities exchange or inter-dealer quotation system, though Mr. Lundgren, our sole director, would not be deemed to be “independent” under any applicable definition given that he is an officer of the Company.

Director Nominations

Our Board believes that, considering our size, decisions relating to director nominations can be made on a case-by-case basis by all members of the Board without the formality of a nominating committee or a nominating committee charter. To date, we have not engaged third parties to identify or evaluate or assist in identifying potential nominees, although we reserve the right to do so in the future.

The Board does not have an express policy with regard to the consideration of any director candidates recommended by shareholders since the Board believes that it can adequately evaluate any such nominees on a case-by-case basis; however, the Board will evaluate shareholder-recommended candidates under the same criteria as internally generated candidates. Although the Board does not currently have any formal minimum criteria for nominees, substantial relevant business and industry experience would generally be considered important, as would the ability to attend and prepare for board, committee and shareholder meetings. Any candidate must state in advance his or her willingness and interest in serving on the Board.

Board Oversight

Our management is responsible for managing risk and bringing the most material risks facing the Company to the Board’s attention. Because we do not yet have separately designated committees, the entire Board has oversight responsibility for the processes established to report and monitor material risks applicable to the Company relating to (1) the integrity of the Company’s financial statements and the review and approval of the performance of the Company’s internal audit function and independent accountants, (2) succession planning and risks related to the attraction and retention of talent and to the design of compensation programs and arrangements, and (3) monitoring the design and administration of the Company’s compensation programs to ensure that they incentivize strong individual and group performance and include appropriate safeguards to avoid unintended or excessive risk taking by Company employees.

Board Diversity

While we do not have a formal policy on diversity, our Board considers diversity to include the skill set, background, reputation, type and length of business experience of our Board members, as well as a particular nominee’s contributions to that mix. Although there are many other factors, the Board seeks individuals with industry knowledge and experience, senior executive business experience, and legal and accounting skills.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires our officers and directors, and persons who own more than 10 percent of a registered class of our equity securities, to file reports of ownership and changes in ownership of such securities with the SEC. Officers, directors and greater than ten percent stockholders are required by SEC regulations to furnish us with copies of all Section 16(a) forms they file. Based solely on review of the copies of Forms 3 and 4 and amendments thereto furnished to us during the 2021 fiscal year and Forms 5 and amendments thereto furnished to us with respect to such fiscal year, or written representations that no Forms 5 were required, we believe all required forms have been filed by our officers, directors and greater than ten percent beneficial owners.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information with respect to the compensation awarded or paid to our named executive officers during the fiscal years ended July 31, 2020 and 2019 (collectively, the “named executive officers”) for all services rendered in all capacities to us in fiscal 2020 and 2019.

Name and Principal Position	Year	Salary ($)		Bonus ($)	Stock Awards ($)	Option Awards ($)	Non-Equity Incentive Plan Compensation ($)	Nonqualified Deferred Compensation Earnings ($)	All Other Compensation ($)	Total ($)
Mikael Lundgren, Chief Executive Officer	2020	$50,000	(1)	0	0	0	0	0	0	$50,000
	2019	$0		0	0	0	0	0	0	$0

(1)

No compensation has been paid to date to Mr. Lundgren and the Company has not entered into a compensation agreement with Mr. Lundgren. As compensation for Mr. Lundgren’s services as Chief Executive Officer, we are accruing annual compensation of $120,000 as of March 1, 2020 at a rate of $10,000 per month. We will continue to accrue his compensation at a monthly rate of $10,000 going forward until he no longer serves as Chief Executive Officer.

There are no outstanding options, warrants or equity awards.

Director Compensation

The Company’s directors are not compensated for their services as directors of the Company. As discussed above, as compensation for Mr. Lundgren’s services as Chief Executive Officer, we are accruing annual compensation as of March 1, 2020 at a rate of $10,000 per month. For the fiscal year ended July 31, 2020, we accrued an aggregate of $50,000 for such services. We will continue to accrue his compensation at a monthly rate of $10,000 going forward until he no longer serves as Chief Executive Officer of the Company.

Stock Option Plan

The Company has no outstanding stock options.

CERTAIN RELATIONSHIP AND RELATED TRANSACTIONS

For its corporate offices, the Company utilizes shared office space at 9440 Santa Monica Boulevard, Suite 301, Beverly Hills, California 90210. This office space is provided to us at no charge by MACA.

Mr. Mikael Lundgren sits on the board of directors as the Company’s sole director and also serves as the Company’s Chief Executive Officer, Chief Financial Officer, and President. As compensation for his services, we are accruing annual compensation of $120,000 as of March 1, 2020 at a rate of $10,000 per month. We will continue to accrue his compensation at a monthly rate of $10,000 going forward. Accrued compensation for years ended July 31, 2020 and 2019 was $50,000 and $0, respectively.

On December 16, 2020, the Company issued the Note in the principal amount of $573,232 to MACA. The Note bears interest at the rate 8% per annum and matures on December 16, 2023. Any amount of principal or interest on the Note that is not paid when due bears interest at the rate of 22% per annum. Pursuant to the terms of the Note, MACA has the right from time to time, and at any time during the period beginning on the date which is 180 days following December 16, 2020 and ending on the later of (i) the maturity date and (ii) the date of payment of the Default Amount (as defined in the Note), each in respect of the remaining outstanding amount of the Note to convert all or any part of the outstanding and unpaid amount of the Note into fully paid and non-assessable shares of the Company’s Common Stock, subject to, among other things, a 4.99% equity blocker.

Other than in the aforementioned Purchase Agreement and in any reports filed by us with the SEC, there have been no related party transactions in which the amount involved exceeds the lesser of $120,000 or one percent of the average of our total assets (including with current or proposed directors, officers and beneficial owners of more than 10% of the Company’s outstanding shares), or any other transactions or relationships required to be disclosed pursuant to Item 404 Regulation S-K. The Company is currently not a subsidiary of any company.

LEGAL PROCEEDINGS

To the Company’s best knowledge, there are no pending legal proceedings to which the Company is a party or of which any of its property is the subject.

WHERE YOU CAN FIND MORE INFORMATION

The Company is subject to the information and reporting requirements of the Exchange Act, and in accordance with the Exchange Act, the Company files reports, documents and other information with the SEC. These reports and other information filed with the SEC by the Company may be inspected and are available for copying at the public reference facilities maintained by the SEC at 100 F Street, N.E. Washington, D.C. 20549. Copies may be obtained at prescribed rates from the Public Reference Section of the SEC at its principal office in Washington, D.C. The SEC also maintains an internet website that contains periodic and other reports, proxy and information statements and other information regarding registrants, including the Company, that file electronically with the SEC. The address of the SEC’s website is http://www.sec.gov.

The Company’s Annual Report on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K can be accessed through the SEC website.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14f-1 to be signed on its behalf by the undersigned hereunto duly authorized.

W Technologies, Inc.

	By:	/s/ Mikael Lundgren
	Name:	Mikael Lundgren
	Title:	Chief Executive Officer

Dated: June 30, 2021